630 Fifth Avenue, Suite 1919 New York, NY 10111, USA T: (1-212) 703-8702 F: (1-212) 703-8720 junheny@junhe.com

Via Edgar

October 16, 2020

Matthew Crispino

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Scienjoy Holding Corporation

Registration Statement on Form F-3

Filed August 5, 2020

File No. 333-240980

Dear Mr. Crispino:

On behalf of our client, Scienjoy Holding Corporation (the “Company”), we hereby provide a response to the comment issued in a letter dated August 13, 2020 regarding the Company’s Registration Statement on Form F-3 (the “Staff’s Letter”). The numbered paragraph set forth below respond to the comment set forth in the Staff’s Letter and correspond to the numbered paragraph therein.

Registration Statement on Form F-3

General

1.	We are considering your eligibility to use Form F-3 as a former shell company that obtained its operations through the consummation of a business combination on May 7, 2020. If you so choose, you may refile the transaction you are registering on Form F-3 on Form F-1 instead.

Response: We choose to refile the transaction we are registering on Form F-3 on Form F-1 instead.

Please contact me at 646-367-1744 if you have any questions. Thank you.

Sincerely yours,

/s/ Lan Lou
Lan Lou
Partner